Stellar Biotechnologies Expands Senior Leadership Roles with Two Key Appointments

PORT HUENEME, CA, (November 5, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today the appointment of two of the Company’s senior executives to expanded leadership positions.  Kathi Niffenegger, CPA has been appointed Chief Financial Officer and Catherine Brisson, Ph.D. has been appointed Chief Operations Officer. Stellar’s board of directors voted unanimously to promote Ms. Niffenegger and Ms. Brisson to strengthen the Company’s financial oversight and operational efficiency.

“I am delighted to have Ms. Niffenegger and Dr. Brisson take on broader executive roles within Stellar and leverage their proven successes managing critical areas of our business,” said Frank Oakes, President and CEO of Stellar Biotechnologies, Inc.  “I look forward to leveraging their leadership to advance the multiple growth opportunities the Company has in sight.”

Ms. Niffenegger began working with Stellar in 1999, as outside CPA.  She became Controller for Stellar Biotechnologies in 2012 and assumed the role of Corporate Secretary earlier this year.  Ms. Niffenegger is a Certified Public Accountant with more than 30 years of experience in accounting and finance in a range of industries.  Ms. Niffenegger was previously technical partner in the audit division of Glenn Burdette CPAs, obtained CFO experience at Martin Aviation and began her career at Peat, Marwick, Mitchell & Co. (now KPMG LLP).  She held leadership roles for audits of manufacturing, aquaculture, pharmaceutical, and governmental grant clients, and developed specific expertise in cost accounting systems and internal controls.  Ms. Niffenegger holds a B.S. degree in Business Administration from California State University, Long Beach.

Mr. Oakes said “Kathi is a seasoned finance executive who has been a key contributor to Stellar Biotechnologies’ growth for over fourteen years.  We are very fortunate to have a CFO with both her extensive experience and in-depth knowledge of our business, overseeing the financial resources and assets that are vital to our long-term plan.”

Dr. Brisson joined Stellar in 2010 as Director of Quality and Regulatory Affairs, and was promoted to Chief Pharmaceutical Officer in 2012.  She has more than 20 years of experience in the biotechnology, pharmaceutical and medical device industries with strong expertise and broad scientific and operational understanding in quality assurance, quality control, regulatory affairs, manufacturing, and product development areas.  Dr. Brisson has held past positions in both startup and established companies such as MacuSight and Teva Parenteral Products. Dr. Brisson holds a B.S. degree in Chemistry from North Carolina State University and a Ph.D. in Organic Chemistry from the University of North Carolina.

Commenting on Dr. Brisson’s elevated role as Chief Operations Officer, Mr. Oakes said, “Catherine brings together pharmaceutical industry experience with a deep understanding of KLH production, quality control and regulatory compliance.  She has a progressive vision for ensuring unmatched operations that will support Stellar’s immunotherapy customers on multiple fronts, while providing critical input on Stellar’s strategic development programs.”

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Contacts:

Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: +1 (646) 593-7140
markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.